Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Nouveau Monde Graphite Inc. of our report dated March 27, 2024, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

/s/PricewaterhouseCoopers LLP

March 27, 2024

Montréal, Canada

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.